Filed by: Columbia Banking System, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Umpqua Holdings Corporation

Commission File No.: 001-34624

This filing relates to the proposed transaction between Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”) pursuant to the Agreement and Plan of Merger, dated as of October 11, 2021, by and among Umpqua, Columbia and Cascade Merger Sub, Inc. Columbia made the following supplemental information regarding the proposed transaction publically available on its website.

Chris Merrywell | Introducing our Consumer Banking Leadership

In the weeks since we announced the coming together of Columbia and Umpqua, we’ve been working hard on one of the most important parts of this process: designing the go-forward company’s organizational structure and leadership team. Today, I’m pleased to share with you more about the future consumer banking organization as well as the process behind these important decisions.

In partnership with our HR partners, we took a thoughtful and thorough approach that allowed us to think carefully about the needs of our combined organization at $50 billion and beyond. At every step, I grew more and more excited about the company’s potential as I had conversations with leaders in both organizations. Each of our banks has made great investments in talent and technology. Bringing the strengths of both teams together through this exercise will allow us to build a strong team to support the combined bank.

In building out the planned consumer organization, I started by focusing on our customers. Consumer, small business and healthcare customers share many similarities in their service and support needs. Most interactions with small business owners include discussions about their personal banking in addition to their business needs. Unlike a commercial business, these owners usually don’t have an accounting team to manage their finances. They operate much closer to the day-to-day banking and financial details of their company and their support needs closely resemble and often mirror those of consumer clients. Aligning teams that serve consumer, small business and healthcare customers will help us to build experiences that consider and support the intersection of these valuable customer segments after the combination is complete.

The investment, trust, insurance, financial planning and private banking solutions available through our upcoming combined wealth management suite as well as our home lending solutions are closely aligned with the needs of these customer segments as well as our commercial customer groups. These combined teams will partner with all bankers who manage customer relationships to ensure our customers take advantage of the full breadth of solutions available to support their personal and business goals.

Before I introduce the team, I want to pause for a minute to talk about the big picture behind this organization in its entirety. It’s easy to look at an org chart or read the descriptions below and get caught up in thinking about departments or divisions. The charts are helpful but they don’t convey the most important part of our strategy. When you look at this org chart and the others that will come, it’s natural to look at the chart vertically. I challenge you to look horizontally as well. The true power in what we’re building is about the teamwork and collaboration between these areas. How we partner across teams and departments will strengthen our relationships with customers and drive sustainable, long-term revenue streams for the Bank.

I’m very pleased to introduce you to the anticipated combined team!

Scott Bossom will lead the SBA 7A team as SBA Manager. Scott’s team will continue to drive growth in SBA volume across all of our markets. The team will continue to support our communities by providing small business owners with easier access to capital through government backed loans and other SBA programs. Scott has been with Columbia for 4 years.

Andrew McKechnie will lead our combined Regional Healthcare Team as Director of Regional Healthcare & HOA. Regional healthcare teams will continue to focus on meeting the needs of medical, dental and veterinary practices with specialized expertise and solutions. Andrew will also work with teams focused on Home Owners Associations to expand and grow the segment while continuing to develop additional niche-specific expertise in key markets. Andrew has been with Columbia for 12 years.

Scott Beard will lead our National Healthcare Team as Director of National Healthcare. Scott’s team will be predominantly focused on the growth of our healthcare segment across the country, including dental, medical and veterinary practices. With the support of our combined balance sheet, Scott’s team will continue to leverage our deep niche-based expertise to further expand our share of the national market. Scott will also continue to oversee the Payroll Solutions Team from Merchants Bank of Commerce. Scott has been with Columbia for 4 years.

Kevin Skinner will lead our Home Lending Team as Director of Home Lending. Kevin’s group will continue to focus on driving revenue through external opportunities while expanding support for opportunities within our combined customer base. Kevin has been with Umpqua for 7 years.

Kevin Donovan will lead Columbia Wealth Advisors as Director of Wealth Management. Kevin’s team will be focused on providing a full suite of investment, trust, insurance and private banking solutions to businesses and consumers through Columbia Private Bank, Columbia Trust Company and Columbia Financial Services. Kevin has been with Columbia for 3 years.

Dave Hansen will lead our Retail Banking Team as Director of Retail Banking. Dave’s team will continue to drive growth in small business and consumer banking through the branch network and call center. They will also continue to focus on blending digital and in-person sales and service opportunities as we reshape customer experiences to meet the needs of next generations of consumers and entrepreneurs. Dave has been with Columbia for 8 years.

This is a top-notch team of leaders who are as excited as I am about the potential of our combined teams and services. They’re anxious to get to work collaborating on the best ways to go to market as a combined team once we are able to close the transaction. We have a tremendous opportunity to do more for our customers and our communities and this team of leaders is committed to supporting you as we prepare to bring our teams and our customers together next year. Finally, it’s important to remember a lot of factors went into selecting the teams and we are still working through additional layers of leadership. There are many opportunities for leadership as we work through the design of each department.

I know you’re eager to learn more about how these leadership decisions impact you and your role in the combined organization. I know many of you are also looking for decisions about additional layers of leadership. We’re working to get those answers to you but the process we are following is an important part of the org design and doing it thoughtfully and thoroughly takes time. The team you see above is already working through the design of each of their departments.

Our future is very bright and I hope you share my excitement for what we’ll be able to provide to our employees, our customers and our communities as a combined company.

Chris

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and Umpqua’s and Columbia’s respective businesses, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, or any slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures, including on product pricing and services; success, impact, and timing of Umpqua’s and Columbia’s respective business strategies, including market acceptance of any new products or services and Umpqua and Columbia’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Umpqua and Columbia are parties; the outcome of any legal proceedings that may be instituted against Umpqua or Columbia; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; changes in Umpqua’s or Columbia’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Umpqua and Columbia do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Umpqua and Columbia successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Umpqua and Columbia. Additional factors that could cause results to differ materially from those described above can be found in Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021, June 30, 2021 and September 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on Umpqua’s investor relations website, www.umpquabank.com, under the heading “Financials,” and in other documents Umpqua files with the SEC, and in Columbia’s Registration Statement on Form S-4, its Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 June 30, 2021 and September 30, 2021, which are on file with the SEC and available on Columbia’s website, www.columbiabank.com, under the heading “Financial Information” and in other documents Columbia files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Umpqua nor Columbia assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction (the “Transaction”), Columbia filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Umpqua and Columbia and a prospectus of Columbia, which the SEC declared effective December 3, 2021. Umpqua and Columbia commenced mailing of the definitive joint proxy statement/prospectus to Umpqua’s and Columbia’s shareholders seeking certain approvals related to the Transaction on or about December 7, 2021. Umpqua and Columbia may also file other relevant documents concerning the Transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AS WELL AS THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Shareholders can obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Umpqua and Columbia, without charge, at the SEC’s website, www.sec.gov. Copies of these documents and the filings with the SEC incorporated by reference in these documents can also be obtained, without charge, by directing a request to Umpqua Holdings Corporation, Attention: Andrew Ognall, One SW Columbia Street, Suite 1200, Portland, OR 97204, 503-727-4100 or to Columbia Banking System, Inc., Attention: Investor Relations, P. O. Box 2156, MS 3100, Tacoma, WA 98401-2156, 253-471-4065.

PARTICIPANTS IN THE SOLICITATION

Umpqua, Columbia, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Umpqua and Columbia in connection with the Transaction under the rules of the SEC. Information regarding Umpqua’s directors and executive officers is available in Umpqua’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on March 5, 2021, and other documents filed by Umpqua with the SEC. Information regarding Columbia’s directors and executive officers is available in Columbia’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2021, and other documents filed by Columbia with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.